SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    Form 11-K


(Mark One)
[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For The Fiscal Year Ended December 31, 1997

                                   OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                to

Commission file number     0-6547

A. Full title of the plan and the address of the plan, if different from that of
   the  issuer  named  below:  MCI  Communications   Corporation  401(k)  Plan
   for Non-Exempt Employees

B. Name of issuer of the securities held pursuant to the plan and the address of
   its  principal   executive  office:   MCI   Communications   Corporation,
   1801 Pennsylvania Avenue, NW, Washington, DC 20006

                                          MCI COMMUNICATIONS CORPORATION
                                        401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                  EIN: 52-0886267
                                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                                     Page(s)


                                                                                                     -------

Report of Independent Accountants                                                                         3

Statements of Net Assets Available for Benefits
at December 31, 1997 and 1996                                                                             4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1997 and 1996                                                   5,6

Notes to Financial Statements                                                                             7-36

Additional Information:
         Schedule I.
         Schedule of Assets Held for
                  Investment Purposes at
                  December 31, 1997                                                                       37

         Schedule II.
         Schedule of Reportable
                  Transactions for the year
                  ended December 31, 1997                                                                 38

Signature                                                                                                 39

Exhibits:
         23.      Consent of Independent Accountants                                                      40

         99.      Certification Regarding Certain
                  Investment Arrangements                                                                 41





                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative
Committee of the MCI Communications Corporation
401(k) Plan for Non-Exempt Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Communications Corporation 401(k) Plan for Non-Exempt Employees at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Washington, D.C.
June 8, 1998

                     MCI COMMUNICATIONS CORPORATION
                  401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                              EIN: 52-0886267
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                DECEMBER 31
                                                                                -----------
                                                                         1997                      1996
                                                                -------------             -------------

Value of interest in master trust                               $ 141,384,776             $ 105,131,594
                                                                -------------             -------------

Net assets available for benefits                               $ 141,384,776             $ 105,131,594
                                                                =============             =============



























The accompanying notes are an integral part of these financial statements.

                           MCI COMMUNICATIONS CORPORATION
                        401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                    EIN: 52-0886267
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31, 1997

ADDITIONS
---------

Contributions:
  Participants                                                                          $  17,023,474
  Non-cash employer                                                                         8,218,103
  Rollovers                                                                                 1,014,702
  Transfers from ESOP                                                                          35,755
                                                                                        --------------
         Total contributions                                                               26,292,034
                                                                                        --------------

Earnings on investments:
  Interest on participant loans                                                               394,637
  Interest on guaranteed investment contracts                                                 837,471
  Dividends on common stock                                                                    87,670
  Net realized gain on sale of common stock                                                   435,539
  Unrealized appreciation of common stock                                                  16,851,632
  Net realized/unrealized gain from registered
     investment companies                                                                   7,805,679
                                                                                        --------------
         Total earnings on investments                                                     26,412,628
                                                                                        --------------

         Total additions                                                                   52,704,662
                                                                                        --------------

DEDUCTIONS
----------

Participant benefit payments                                                                8,658,660
Account maintenance fees                                                                       41,492
                                                                                        --------------

         Net increase                                                                      44,004,510

Transfers to plan                                                                          (7,751,328)

Net assets available for benefits,
  beginning of year                                                                       105,131,594
                                                                                        --------------
Net assets available for benefits,
  end of year                                                                           $ 141,384,776
                                                                                        ==============


The accompanying notes are an integral part of these financial statements.

                        MCI COMMUNICATIONS CORPORATION
                    401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                               EIN: 52-0886267
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEAR ENDED DECEMBER 31, 1996

ADDITIONS
---------

Contributions:
  Participants                                                                          $  14,924,229
  Non-cash employer                                                                         7,469,320
  Rollovers                                                                                   524,098
  Transfers from ESOP                                                                         178,370
                                                                                        --------------
         Total contributions                                                               23,096,017
                                                                                        --------------

Earnings on investments:
  Interest on participant loans                                                               349,003
  Interest on guaranteed investment contracts                                                 930,446
  Dividends on common stock                                                                    79,756
  Net realized gain on sale of common stock                                                   195,393
  Unrealized appreciation of common stock                                                   9,887,614
  Net realized/unrealized gain from registered
     investment companies                                                                   3,977,511
                                                                                        --------------
         Total earnings on investments                                                     15,419,723
                                                                                        --------------

         Total additions                                                                   38,515,740
                                                                                        --------------

DEDUCTIONS
----------

Participant benefit payments                                                                7,538,970
Account maintenance fees                                                                       42,313
                                                                                        --------------

         Net increase                                                                      30,934,457

Net interplan transfers                                                                    10,402,344

Net assets available for benefits,
  beginning of year                                                                        63,794,793
                                                                                        --------------
Net assets available for benefits,
  end of year                                                                           $ 105,131,594
                                                                                        ==============

The accompanying notes are an integral part of these financial statements.

                    MCI COMMUNICATIONS CORPORATION
                 401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                           EIN: 52-0886267
            NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                    December 31, 1997 and 1996


NOTE 1- DESCRIPTION OF THE PLAN

The following brief description of the MCI Communications Corporation 401(k) Plan for Non-Exempt Employees (the "Plan" or "401(k)") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective January 1, 1996, the MCI Consumer Markets 401(k) and Employee Stock Ownership Plan and the MCI Communications Corporation Employee Stock Ownership and 401(k) Plan ("MCI Plan") were restructured and renamed the MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees ("Non-Exempt Plan") and the MCI Communications Corporation ESOP and 401(k) Plan for Exempt Employees ("Exempt Plan"), respectively. Also, the plan sponsorship changed from MCI Telecommunications Corporation to MCI Communications Corporation (the "Company"). The Non-Exempt Plan is comprised of two parts: Part I is an employee stock ownership plan ("ESOP"), Part II is an Internal Revenue Code Section 401(k) plan. The accompanying financial statements are solely those of Part II and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees taken as a whole. The Company separately prepares an annual report on the overall MCI Communications Corporation ESOP and 401(k) plan for Non-Exempt Employees which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

The 401(k) assets of the Non-Exempt Plan, along with the 401(k) assets of the Exempt Plan, the Darome Teleconferencing, Inc. 401(k) Plan, the Systemhouse Inc. 401(k) Savings Plan, and the MCI Wireless, Inc. Employees Savings Plan, participate in the MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust"). This arrangement facilitates the administration of the plans as described below. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

Contributions
-------------

The Plan is a defined contribution, deferred savings plan. Effective January 1, 1997, non-exempt employees become eligible to participate under the Plan upon completion of a three consecutive, full calendar month period from his or her date of hire and attainment of age 21. Prior to 1997, non-exempt employees became eligible to participate under the Plan upon completion of one year of service with 1,000 hours of service and attainment of age 21. A non-exempt employee is an hourly employee who is not exempt from the overtime pay requirements of the Fair Labor Standards Act of 1938, as amended. As a result of the restructuring of the Plan, the Plan was amended to include all non-exempt participants from the MCI Plan. All exempt participants in the Plan were transferred to the Exempt Plan. No further modifications were made to the Plan's provisions. Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). A participant who has completed a 12-consecutive-month period starting on his or her date of hire in which the participant has completed 1,000 hours of service is eligible to receive a Company matching contribution on the first 6% of the participant's Elective Contributions. Company matching contributions are made in the form of MCI Communications Corporation Common Stock. The Company provides a matching contribution of $.67 for each eligible dollar of Elective Contributions made to the Plan. The Company's matching contribution is made biweekly and is determined by the closing price of MCI Communications Corporation Common Stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service.

Elective Contributions are invested in any of the following investment funds in accordance with participants' instructions. The available investment funds are:

     -     MCI Common Stock Fund

     A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA. The closing price for MCI Communications Corporation Common Stock was $42.8125 and $32.6875 at December 31, 1997 and 1996, respectively.

    -     EuroPacific Growth Fund

     A long-term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund is a member of the American Funds Group and is managed by Capital Research and Management Company. The net asset value for EuroPacific Growth Fund was $26.02 and $26.04 at December 31, 1997 and 1996, respectively.

    -     Dreyfus Basic 500 Stock Index Fund

     An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement. The net asset value for Dreyfus Basic 500 Stock Index Fund was $20.57 and $15.91 at December 31, 1997 and 1996, respectively.

    -     Putnam Voyager Fund

     A long-term growth fund invested in a diversified portfolio of primarily two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc. The net asset value for Putnam Voyager Fund was $19.05 and $16.12 at December 31, 1997 and 1996, respectively.

    -     Putnam New Opportunities Fund

     A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustee. The net asset value for Putnam New Opportunities Fund was $48.65 and $40.63 at December 31, 1997 and 1996, respectively.

    -     Putnam Balanced Retirement Fund

     A growth and income fund invested in a diversified portfolio of equity and debt securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustee. The net asset value for Putnam Balanced Retirement Fund was $10.89 and $10.34 at December 31, 1997 and 1996, respectively.

    The fund consists primarily of individually held guaranteed investment contracts (GICs) issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 8.08% at December 31, 1997.

         The following guaranteed investment contracts were held individually by the Master Trust as of December 31:

                                              Contract Value
                                              --------------
                                                                     Contract
                                              1997        1996         Rate
                                              ----        ----         ----
         A I G Life Insurance             $  5,323,731 $          0    6.53%

         A I G Life Insurance                3,155,722            0    7.00%

         Aetna Life Insurance               21,652,482   20,306,182    6.63%

         Allstate Life Insurance             6,856,228    6,474,248    5.90%

         Allstate Life Insurance             2,000,314    4,000,628    5.90%

         Canada Life Assurance Company       5,256,848            0    7.30%

         Continental Assurance Company       3,133,924            0    6.78%

         John Hancock Mutual Life Insurance 15,409,255   14,261,226    8.05%

         Life of Virginia                    5,053,558            0    6.28%

         New York Life Insurance             3,174,974    8,847,294    6.82%

         New York Life Insurance             3,156,159    5,803,475    8.08%

         Pacific Mutual Life Insurance       4,981,496    4,642,586    7.30%

         Pacific Mutual Life Insurance       4,333,876    1,287,816    7.36%

         Peoples Security Insurance Company  3,500,453    7,000,905    5.72%

         Peoples Security Insurance Company  3,367,299    5,220,011    5.86%

         Peoples Security Insurance Company  4,013,633            0    6.32%

         Principal Mutual Life Insurance     3,409,732    3,409,732    6.60%

         Principal Mutual Life Insurance     4,081,625            0    6.78%

         Protective Life Insurance           3,049,036            0    6.57%

         Prudential Life Insurance           3,225,446    6,028,870    7.00%

         Security Life of Denver             4,124,942            0    6.74%

         TransAmerica Life Insurance         1,713,081    3,423,163    5.60%

         TransAmerica Life Insurance         2,714,130    4,071,194    7.25%

     The  Stable  Asset  Fund  also  includes  assets  held in the  Mellon  Bank
     Temporary Investment Fund (TIF) which are used to satisfy any liquidity needs. The TIF also serves as a temporary account to hold funds from maturing interests.

Participant Accounts
--------------------

Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of the MCI Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis.

Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. Participants who are 100% vested are permitted to diversify their Matching Contributions balance as of the prior year end once per Plan Year. During 1997 and 1996, 39,950 and 39,393 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $1,533,250 and $1,097,807, respectively, were transferred from the Employer Matching Contributions accounts to the Elective Contributions accounts pursuant to these provisions. Participants may change the allocation of their future contributions among the funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

Certain participants have the right to diversify a portion of their account in the ESOP, Part I of the Non-Exempt Plan, and transfer that portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a participant in the ESOP for at least 10 years, are eligible to diversify under these provisions. During 1997 and 1996, 934 and 5,319 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $35,755 and $178,370, respectively, were transferred from the ESOP to the 401(k) pursuant to these provisions.

Participant Loans
-----------------

The Plan allows participants to borrow up to one-half of the vested account balance (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. The Plan charges a $30 origination fee for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full, at any time prior to maturity, by a cashier's or certified check. During Plan years ended December 31, 1997 and 1996, $3,663,900 and $3,598,955 in loans were disbursed and principal repayments of $1,953,680 and $1,783,718, respectively, were made.

Participant Benefit Payments
----------------------------

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59.5 and can demonstrate an economic hardship (as defined in the Plan). A participant who has attained age 59.5 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's account are forfeited and used to offset future Company matching contributions. Participants who terminate employment and elect to keep their funds in the Plan are charged a $20 annual account maintenance fee. The Plan provides for automatic distribution in a lump sum of terminated participant accounts with a vested balance of $3,500 or less. This distribution generally occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1997 and 1996, forfeitures included in the Plan were $1,825,168 and $990,812, respectively, which included 41,549 and 28,996 forfeited shares of MCI Communications Corporation Common Stock, at year-end fair market values of $1,778,827 and $947,792, respectively.

Plan Administration
-------------------

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the Plan Administrator and has appointed an Administrative Committee to administer the Plan.

The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intent to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, a Mellon Bank mutual fund and collective trust account, and loans to participants are party-in-interest investments.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, such as those regarding fair value. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's Common Stock to participants is at the quoted current market price as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus contributions and earned interest income less withdrawals and account maintenance fees. The Plan has adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Defined contribution plans are to report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1997, and 1996 were fully-benefit responsive, and therefore are valued at contract value.

Participant loans are valued at cost which approximates fair value.

Benefit payments are recorded when paid.

Administrative expenses of the Plan are paid by the Company.


NOTE 3 - MASTER TRUST

The Company established the Master Trust for the purpose of facilitating administration of the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

The Master Trust consists of a pool of individual investments in which the Plan, the Exempt Plan, the Darome Teleconferencing, Inc. 401(k) Plan (effective November 20, 1996) the Systemhouse Inc. 401(k) Savings Plan (effective January 1, 1997) and the MCI Wireless, Inc. Employee Savings Plan (effective April 9,
1997) have shared participation through Master Trust Units. Net assets and net investment gains and losses are allocated to each participating plan based on units of participation held by the respective plans. Each unit represents a specific interest in the Master Trust. The Plan's specific interest in the Master Trust of $141,384,776 and $105,131,594 represents approximately 11% and 13% of the net assets of the Master Trust as of December 31, 1997 and 1996, respectively.
















                                                       Page 14

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:

                                                                                      Percentage Interest
                                               Master Trust                           -------------------
         Plan Name                          Investment Account                        12/31/97         12/31/96
---------------------            ----------------------------------                   --------         --------

MCI Communications               EuroPacific Growth Fund                                89.07%           88.39%
  Corporation                    Dreyfus Basic 500 Stock Index Fund                     87.94%           88.44%
  401(k) Plan                    Putnam Voyager Fund                                    84.79%           90.92%
  For Exempt                     Putnam Balanced Fund                                   72.91%           86.21%
  Employees                      Stable Asset Fund                                      80.32%           86.40%
  EIN: 52-0886267                Putnam New Opportunities Fund                          75.97%           88.34%
  Plan No.: 001                  MCI Common Stock Fund                                  86.83%           85.88%
                                 Participant Loans                                      78.58%           80.73%

MCI Communications               EuroPacific Growth Fund                                09.54%           11.33%
 Corporation                     Dreyfus Basic 500 Stock Index Fund                     10.34%           11.41%
 401(k) Plan                     Putnam Voyager Fund                                    07.86%           09.08%
 For Non-Exempt                  Putnam Balanced Fund                                   09.74%           13.25%
 Employees                       Stable Asset Fund                                      11.94%           13.35%
 EIN: 52-0886267                 Putnam New Opportunities Fund                          08.77%           11.60%
 Plan No.: 003                   MCI Common Stock Fund                                  13.17%           14.12%
                                 Participant Loans                                      17.60%           19.18%

Darome                           EuroPacific Growth Fund                                00.22%           00.28%
 Teleconferencing,               Dreyfus Basic 500 Stock Index Fund                     00.14%           00.15%
 Inc. 401(k) Plan                Putnam Voyager Fund                                    00.02%           00.00%
 EIN: 13-2745892                 Putnam Balanced Fund                                   00.18%           00.53%
 Plan No.: 020                   Stable Asset Fund                                      00.18%           00.25%
                                 Putnam New Opportunities Fund                          00.07%           00.06%
                                 MCI Common Stock Fund                                  00.00%           00.00%
                                 Participant Loans                                      00.12%           00.09%

Systemhouse Inc.                 EuroPacific Growth Fund                                01.12%
 401(k) Savings Plan             Dreyfus Basic 500 Stock Index Fund                     00.93%
 EIN: 13-2745892                 Putnam Voyager Fund                                    06.62%
 Plan No.: 030                   Putnam Balanced Fund                                   16.15%
                                 Stable Asset Fund                                      07.20%
                                 Putnam New Opportunities Fund                          15.16%
                                 MCI Common Stock Fund                                  00.00%
                                 Participant Loans                                      03.02%

MCI Wireless, Inc.               EuroPacific Growth Fund                                00.05%
 Employee Savings                Dreyfus Basic 500 Stock Index Fund                     00.65%
 Plan                            Putnam Voyager Fund                                    00.71%
 EIN: 13-2745892                 Putnam Balanced Fund                                   01.02%
 Plan No.: 040                   Stable Asset Fund                                      00.36%
                                 Putnam New Opportunities Fund                          00.03%
                                 MCI Common Stock Fund                                  00.00%
                                 Participant Loans                                      00.68%


The following presents the net trust assets available for benefits and changes in net trust assets available for benefits for the Master Trust in which the Plan, the Exempt Plan, the Darome Teleconferencing, Inc. 401(k) Plan, the
Systemhouse  Inc.  401(k)  Savings  Plan,  and the MCI Wireless,  Inc.  Employee
Savings Plan participate.

                               MCI COMMUNICATIONS CORPORATION
                              DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 DECEMBER 31, 1997

                                                               EuroPacific     Dreyfus       Putnam        Stable
                                                                 Growth       Basic 500      Voyager        Asset
                                                                  Fund       Stock Index      Fund          Fund
              ASSETS                                          ------------- ------------- ------------- -------------
              ------
Employer contributions receivable                             $          0  $          0  $          0  $          0

Non-interest bearing cash                                              165             0         7,162           391

Other receivables                                                   12,055       107,970        33,402        27,276

Investments, at fair value:
  Common stock                                                           0             0             0             0
  Common/collective trusts                                               0        17,727             0    10,811,659
  Registered investment companies                               40,233,423   128,956,690 * 185,135,550 *           0
  Participant loans                                                      0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                               0             0             0   116,687,944 *
                                                              ------------- ------------- ------------- -------------
Total trust assets                                              40,245,643   129,082,387   185,176,114   127,527,270
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                  12,046       107,277        32,760       568,342
                                                              ------------- ------------- ------------- -------------

Net trust assets available for benefits                       $ 40,233,597  $128,975,110  $185,143,354  $126,958,928
                                                              ============= ============= ============= =============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees                        $ 35,838,466  $113,405,308  $156,994,098  $101,982,553
  MCI 401(k) Plan for Non-Exempt Employees                       3,836,649    13,339,904    14,546,377    15,154,822
  Darome Teleconferencing, Inc. 401(k) Plan                         90,314       180,597        32,835       223,208
  Systemhouse Inc. 401(k) Savings Plan                             449,377     1,204,697    12,250,898     9,136,249
  MCI Wireless Inc. Employees Savings Plan                          18,791       844,604     1,319,146       462,096
                                                              ------------- ------------- ------------- -------------
Total                                                         $ 40,233,597  $128,975,110  $185,143,354  $126,958,928
                                                              ============= ============= ============= =============

*  Investment represents 5% or more of the Trust's net assets.



                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1997

                                                     Putnam        Putnam         MCI
                                                      New         Balanced      Common     Participant
        ASSETS                                   Opportunities   Retirement      Stock        Loans          Total
        ------                                   ------------- ------------- ------------- ------------ ---------------
Employer contributions receivable                 $         0  $          0  $      1,857  $         0  $        1,857

Non-interest bearing cash                              48,356         5,153             1            0          61,228

Other receivables                                     193,132         1,312       182,707            0         557,854

Investments, at fair value:
  Common stock                                              0             0   565,998,991 *          0     565,998,991
  Common/collective trusts                                  0             0        13,545            0      10,842,931
  Registered investment companies                  93,649,233 *  62,254,492 *           0            0     510,229,388
  Participant loans                                         0             0             0   32,237,962      32,237,962

Investments, at contract value:
  Value of guaranteed investment contracts                  0             0             0            0     116,687,944
                                                 ------------- ------------- ------------- ------------ ---------------
Total trust assets                                 93,890,721    62,260,957   566,197,101   32,237,962   1,236,618,155
                                                 ------------- ------------- ------------- ------------ ---------------
            LIABILITIES
            -----------
Operating payables                                    192,427           825         1,379            0         915,056
                                                 ------------- ------------- ------------- ------------ ---------------

Net trust assets available for benefits          $ 93,698,294  $ 62,260,132  $566,195,722  $32,237,962  $1,235,703,099
                                                 ============= ============= ============= ============ ===============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees           $ 71,182,035  $ 45,391,628  $491,650,063  $25,330,235  $1,041,774,386
  MCI 401(k) Plan for Non-Exempt Employees          8,221,262     6,065,509    74,545,659    5,674,594     141,384,776
  Darome Teleconferencing, Inc. 401(k) Plan            66,075       112,924             0       38,902         744,855
  Systemhouse Inc. 401(k) Savings Plan             14,204,310    10,056,167             0      974,027      48,275,725
  MCI Wireless Inc. Employees Savings Plan             24,612       633,904             0      220,204       3,523,357
                                                 ------------- ------------- ------------- ------------ ---------------
Total                                            $ 93,698,294  $ 62,260,132  $566,195,722  $32,237,962  $1,235,703,099
                                                 ============= ============= ============= ============ ===============


*  Investment represents 5% or more of the Trust's net assets.



                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1996

                                                               EuroPacific     Dreyfus       Putnam        Stable
                                                                 Growth       Basic 500      Voyager        Asset
                                                                  Fund       Stock Index      Fund          Fund
              ASSETS                                          ------------- ------------- ------------ ------------
              ------
Contributions receivable:
  Participant                                                 $        727  $        427  $        838  $        182
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------ ------------
    Total contributions receivable                                     727           427           838           182

Non-interest bearing cash                                                0             0            16       628,668

Other receivables                                                      938        24,358        34,113     7,882,658

Investments, at fair value:
  Common stock                                                           0             0             0             0
  Common/collective trusts                                             227        27,198         4,705     2,136,200
  Registered investment companies                               25,677,109    77,615,093 * 133,656,939 *           0
  Participant loans                                                      0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                               0             0             0    94,780,330 *
                                                              ------------- ------------- ------------ ------------
Total trust assets                                              25,679,001    77,667,076   133,696,611   105,428,038
                                                              ------------- ------------- ------------ ------------
            LIABILITIES
            -----------
Operating payables                                                  21,541        24,835        34,943       158,253
                                                              ------------- ------------- ------------ ------------

Net trust assets available for benefits                       $ 25,657,460  $ 77,642,241  $133,661,668  $105,269,785
                                                              ============= ============= ============= =============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees                        $ 22,678,619  $ 68,670,124  $121,528,239  $ 90,950,784
  MCI 401(k) Plan for Non-Exempt Employees                       2,907,841     8,857,738    12,133,429    14,054,922
  Darome Teleconferencing, Inc. 401(k) Plan                         71,000       114,379             0       264,079
                                                              ------------- ------------- ------------ ------------
Total                                                         $ 25,657,460  $ 77,642,241  $133,661,668  $105,269,785
                                                              ============= ============= ============= =============



*  Investment represents 5% or more of the Trust's net assets.


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1996

                                                      Putnam        Putnam         MCI
                                                       New         Balanced      Common     Participant
                                                  Opportunities   Retirement      Stock        Loans         Total
        ASSETS                                    ------------- ------------- ------------- ------------- -------------
        ------
Contributions receivable:
  Participant                                     $      1,348  $        288  $      1,135  $          0  $      4,945
  Employer                                                   0             0         2,199             0         2,199
                                                  ------------- ------------- ------------- ------------- -------------
    Total contributions receivable                       1,348           288         3,334             0         7,144

Non-interest bearing cash                                    0             0             0             0       628,684

Other receivables                                       74,230         4,712       109,760             0     8,130,769

Investments, at fair value:
  Common stock                                               0             0   369,352,337 *           0   369,352,337
  Common/collective trusts                              43,655         4,536         8,844             0     2,225,365
  Registered investment companies                   52,455,498*   29,329,101             0             0   318,733,740
  Participant loans                                          0             0             0    26,210,945    26,210,945

Investments, at contract value:
  Value of guaranteed investment contracts                   0             0             0             0    94,780,330
                                                  ------------- ------------- ------------- ------------- -------------
Total trust assets                                  52,574,731    29,338,637   369,474,275    26,210,945   820,069,314
                                                  ------------- ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                      75,514         4,993            67             0       320,146
                                                  ------------- ------------- ------------- ------------- -------------

Net trust assets available for benefits           $ 52,499,217  $ 29,333,644  $369,474,208  $ 26,210,945  $819,749,168
                                                  ============= ============= ============= ============= =============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees            $ 46,378,741  $ 25,289,835  $317,302,646  $ 21,160,045  $713,959,033
  MCI 401(k) Plan for Non-Exempt Employees           6,090,028     3,887,960    52,171,562     5,028,114   105,131,594
  Darome Teleconferencing, Inc. 401(k) Plan             30,448       155,849             0        22,786       658,541
                                                  ------------- ------------- ------------- ------------- -------------
Total                                             $ 52,499,217  $ 29,333,644  $369,474,208  $ 26,210,945  $819,749,168
                                                  ============= ============= ============= ============= =============

*        Investment represents 5% or more of the Trust's net assets.

                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                              EuroPacific     Dreyfus       Putnam        Stable        Putnam
                                                Growth      Basic 500       Voyager       Asset          New
ADDITIONS                                        Fund       Stock Index      Fund          Fund      Opportunities
---------                                    ------------- ------------- ------------- ------------- -------------
Contributions:
  Participants                               $  9,942,547  $ 15,064,398  $ 21,978,415  $ 10,388,735  $ 17,446,544
  Non-cash employer                                     0             0             0             0             0
  Rollovers                                       973,904     1,558,008     1,679,565     1,707,440     1,982,320
  Transfers from ESOP                              18,800        51,461        17,738        42,465         9,582
                                             ------------- ------------- ------------- ------------- -------------
    Total contributions                        10,935,251    16,673,867    23,675,718    12,138,640    19,438,446
                                             ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                         0             0             0             0             0
  Interest on guaranteed investment contracts           0             0             0     7,457,506             0
  Dividends on common stock                             0             0             0             0             0
  Net realized gain on sale of common stock             0             0             0             0             0
  Unrealized appreciation of common stock               0             0             0             0             0
  Net realized/unrealized gain from registered
    investment companies                        2,116,030    27,006,914    35,525,129             0    14,666,957
                                             ------------- ------------- ------------- ------------- -------------
    Total earnings on investments               2,116,030    27,006,914    35,525,129     7,457,506    14,666,957
                                             ------------- ------------- ------------- ------------- -------------
Total additions                                13,051,281    43,680,781    59,200,847    19,596,146    34,105,403

DEDUCTIONS
-----------
Participant benefit payments                    1,863,592     4,773,396     8,686,220     9,809,285     5,269,496
Account maintenance fees                            7,419        15,209        24,899        21,925        13,762
                                             ------------- ------------- ------------- ------------- -------------
Net increase (decrease)                        11,180,270    38,892,176    50,489,728     9,764,936    28,822,145

Transfers from (to):
  Other master trust investment accounts        2,791,973    11,033,346   (11,850,551)   (1,999,058)   (2,569,972)
  Net loans                                       (87,194)     (675,645)   (1,035,065)     (828,565)     (249,147)
  Western Union International Collectively
    Bargained Plan                                      0        33,220        88,017       112,372         6,361
  Systemhouse Inc. 401(k) Savings Plan                  0             0    10,958,088    10,325,999    13,329,918
  MCI Wireless, Inc. Employees Savings Plan             0       674,981     1,036,215       555,849             0
  Other non-related plans                         691,088     1,374,791     1,795,254     3,757,610     1,859,772

Net trust assets available for benefits, at
  beginning of year                            25,657,460    77,642,241   133,661,668   105,269,785    52,499,217
                                             ------------- ------------- ------------- ------------- -------------
Net assets available for benefits, at
  end of year                                $ 40,233,597  $128,975,110  $185,143,354  $126,958,928  $ 93,698,294
                                             ============= ============= ============= ============= =============


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                 Putnam          MCI
                                                Balanced        Common     Participant
                                               Retirement       Stock         Loans          Total
ADDITIONS                                    ------------- -------------- ------------- ---------------
---------
Contributions:
  Participants                               $  9,118,460  $  35,595,332  $          0  $  119,534,431
  Non-cash employer                                     0     54,541,014             0      54,541,014
  Rollovers                                     1,213,115      5,529,325             0      14,643,677
  Transfers from ESOP                              16,524        416,859             0         573,429
                                             ------------- -------------- ------------- ---------------
    Total contributions                        10,348,099     96,082,530             0     189,292,551
                                             ------------- -------------- ------------- ---------------
Earnings on investments:
  Interest on participant loans                         0              0     2,446,123       2,446,123
  Interest on guaranteed investment contracts           0              0             0       7,457,506
  Dividends on common stock                             0        657,327             0         657,327
  Net realized gain on sale of common stock             0      2,315,418             0       2,315,418
  Unrealized appreciation of common stock               0    125,184,767             0     125,184,767
  Net realized/unrealized gain from registered
     investment companies                       7,946,598              0             0      87,261,628
                                             ------------- -------------- ------------- ---------------
     Total earnings on investments              7,946,598    128,157,512     2,446,123     225,322,769
                                             ------------- -------------- ------------- ---------------
Total additions                                18,294,697    224,240,042     2,446,123     414,615,320

DEDUCTIONS
Participant benefit payments                     3,621,475    22,637,430     2,862,352      59,523,246
Account maintenance fees                             9,427        62,108             0         154,749
                                              ------------- ------------- ------------- ---------------
Net increase (decrease)                         14,663,795   201,540,504      (416,229)    354,937,325

Transfers from (to):
  Other master trust investment accounts         6,462,184    (3,867,922)            0               0
  Net loans                                       (253,263)   (1,759,192)    4,888,071               0
  Western Union International Collectively
    Bargained Plan                                       0       105,416        15,072         360,458
  Systemhouse Inc. 401(k) Savings Plan          10,426,100             0       950,004      45,990,109
  MCI Wireless, Inc. Employees Savings Plan        563,629             0       172,261       3,002,935
  Other non-related plans                        1,064,043       702,708       417,838      11,663,104

Net trust assets available for benefits, at
  beginning of year                             29,333,644   369,474,208    26,210,945     819,749,168
                                              ------------- ------------- ------------- ---------------
Net trust assets available for benefits, at
  end of year                                 $ 62,260,132  $566,195,722  $ 32,237,962  $1,235,703,099
                                              ============= ============= ============= ===============


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                              EuroPacific      Dreyfus        Putnam       Stable        Putnam
                                                 Growth       Basic 500       Voyager      Asset           New
                                                  Fund       Stock Index       Fund         Fund      Opportunities
ADDITIONS                                     ------------- ------------- ------------- ------------- -------------
---------
Contributions:
  Participants                                $  7,252,491  $ 11,138,992  $ 21,643,332  $ 10,657,509  $ 14,051,271
  Non-cash employer                                      0             0             0             0             0
  Rollovers                                        738,656       722,245     1,607,984       906,949     1,969,435
  Transfers from ESOP                               84,030        86,897       334,056        92,767       343,735
                                              ------------- ------------- ------------- ------------- -------------
    Total contributions                          8,075,177    11,948,134    23,585,372    11,657,225    16,364,441
                                              ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                          0             0             0             0             0
  Interest on guaranteed investment contracts            0             0             0     7,188,820             0
  Dividends on common stock                              0             0             0             0             0
  Net realized gain on sale of common stock              0             0             0             0             0
  Unrealized appreciation of common stock                0             0             0             0             0
  Net realized/unrealized gain from registered
    investment companies                         3,598,035    14,154,926    14,497,797             0     3,295,115
                                              ------------- ------------- ------------- ------------- -------------
    Total earnings on investments                3,598,035    14,154,926    14,497,797     7,188,820     3,295,115
                                              ------------- ------------- ------------- ------------- -------------
Total additions                                 11,673,212    26,103,060    38,083,169    18,846,045    19,659,556

DEDUCTIONS

Participant benefit payments                       984,231     3,597,461     6,993,973     8,873,275     2,135,703
Account maintenance fees                             6,163        14,225        27,072        27,308        11,396
                                              ------------- ------------- ------------- ------------- -------------
Net increase                                    10,682,818    22,491,374    31,062,124     9,945,462    17,512,457

Transfers from (to):
  Other master trust investment accounts           137,996    (2,725,774)   (3,558,778)   (9,805,983)    6,817,424
  Net loans                                        (96,843)     (788,574)   (1,439,817)   (1,215,837)     (313,333)
  Western Union International Collectively
    Bargained Plan                                     215        38,526        41,125        42,069            88
  Darome Teleconferencing, Inc. 401(k) Plan         67,035       107,960             0       259,972        31,009

Net trust assets available for benefits, at
  beginning of year                             14,866,239    58,518,729   107,557,014   106,044,102    28,451,572
                                              ------------- ------------- ------------- ------------- -------------
Net trust assets available for benefits, at
  end of year                                 $ 25,657,460  $ 77,642,241  $133,661,668  $105,269,785  $ 52,499,217
                                               ===========   ===========   ===========    ==========   ===========


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                       DEFINED CONTRIBUTION MASTER TRUST
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  Putnam         MCI
                                                 Balanced       Common     Participant
                                                Retirement      Stock         Loans         Total
ADDITIONS                                     ------------- ------------- ------------- -------------

Contributions:
  Participants                                $  7,166,398  $ 16,670,642  $          0  $ 88,580,635
  Non-cash employer                                      0    42,788,843             0    42,788,843
  Rollovers                                        648,448       977,692             0     7,607,409
  Transfers from ESOP                              123,300        53,920             0     1,118,705
                                              ------------- ------------- ------------- -------------
    Total contributions                          7,974,146    60,491,097             0   140,095,592
                                              ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                          0             0     1,978,777     1,978,777
  Interest on guaranteed investment contracts            0             0             0     7,188,820
  Dividends on common stock                              0       525,391             0       525,391
  Net realized gain on sale of common stock              0     1,003,548             0     1,003,548
  Unrealized appreciation of common stock                0    69,875,942             0    69,875,942
  Net realized/unrealized gain from registered
    investment companies                         3,239,957             0             0    38,785,830
                                              ------------- ------------- ------------- -------------
     Total earnings on investments               3,239,957    71,404,881     1,978,777   119,358,308
                                              ------------- ------------- ------------- -------------
Total additions                                 11,214,103   131,895,978     1,978,777   259,453,900

DEDUCTIONS

Participant benefit payments                     1,520,211    16,137,642     1,801,966    42,044,462
Account maintenance fees                             7,390        47,232             0       140,786
                                              ------------- ------------- ------------- -------------
Net increase                                     9,686,502   115,711,104       176,811   217,268,652

Transfers from (to):
  Other master trust investment accounts           575,236     8,559,879             0             0
  Net loans                                       (182,289)   (1,514,441)    5,551,134             0
  Western Union International Collectively
  Bargained Plan                                        29        84,839        10,786       217,677
  Darome Teleconferencing, Inc. 401(k) Plan        149,708             0        24,881       640,565

Net trust assets available for benefits, at
  beginning of year                             19,104,458   246,632,827    20,447,333   601,622,274
                                              ------------- ------------- ------------- -------------
Net trust assets available for benefits, at
  end of year                                 $ 29,333,644  $369,474,208  $ 26,210,945  $819,749,168
                                              ============= ============= ============= =============


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                                     SCHEDULE OF MASTER TRUST PARTICIPATION


                               Current Value of Interest                         Year Ended December 31, 1997
                              ----------------------------- ----------------------------------------------------------------
                                                                               Participant
                               December 31,   December 31,                     Benefit                                      Net
Investment Account Interest:       1997          1996       Contributions      Payments      Net Loans   Net Transfers  Appreciation
                              -------------- -------------- -------------- ---------------- ------------ ------------ -------------

EuroPacific Growth Fund         $  3,836,649  $   2,907,841  $   1,200,931  $      220,622  $    (40,144) $   (264,806) $    253,449
Dreyfus Basic 500 Stock Index Fund 1,339,904      8,857,738      2,046,417         538,458      (134,923)      314,179     2,794,951
Putnam Voyager Fund               14,546,377     12,133,429      2,900,573         843,854      (219,029)   (2,127,861)    2,703,119
Putnam Balanced Retirement Fund    6,065,509      3,887,960      1,600,666         354,266       (56,339)      229,595       757,893
Stable Asset Fund                 15,154,822     14,054,922      2,119,981       1,347,321      (204,654)     (305,577)      837,471
Putnam New Opportunities Fund      8,221,262      6,090,028      2,458,130         500,315       (70,638)   (1,052,210)    1,296,267
MCI Common Stock Fund             74,545,659     52,171,562     13,965,336       4,291,221      (589,856)   (4,085,003    17,374,841
Participant Loans
   (interest rates range 7%-11%)   5,674,594      5,028,144              0         604,095     1,315,583      (459,645)      394,637
                              -------------- -------------- -------------- --------------- ------------- ------------- -------------
       Total                   $ 141,384,776  $ 105,131,594  $  26,292,034  $    8,700,152  $          0  $ (7,751,328) $ 26,412,628
                              ============== ============== ============== =============== ============= ============= =============



NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The net assets available for benefits and the changes in net assets among the Plan's investment funds as of and for the years ended December 31, 1997 and 1996 are presented on the following pages.


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1997

                                                         EuroPacific     Dreyfus        Putnam        Stable
                                                           Growth       Basic 500       Voyager        Asset
                                                            Fund       Stock Index       Fund          Fund
                                                         ------------  ------------ -------------- -------------
              ASSETS
              ------
Employer contribution receivable                         $         0  $          0  $           0  $          0
Other receivables                                                  0        16,211          1,001         3,256
                                                         ------------  ------------ -------------- -------------
    Total receivables                                              0        16,211          1,001         3,256

Non-interest bearing cash                                         16             0            563            47

Investments, at fair value:
  Common stock                                                     0             0              0             0
  Common/collective trusts                                         0         4,707              0     1,294,190
  Registered investment companies                          3,836,637    13,321,859 *   14,544,827 *           0
  Participant loans                                                0             0              0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0             0              0    13,862,314 *
                                                        ------------- ------------- -------------- -------------
Total assets                                               3,836,653    13,342,777     14,546,391    15,159,807
                                                        ------------- ------------- -------------- -------------

            LIABILITIES
            -----------

Operating payables                                                 4         2,873             14         4,985
                                                        ------------- ------------- -------------- -------------

Net assets available for benefits                       $  3,836,649  $ 13,339 904  $  14,546,377  $ 15,154,822
                                                        ============= ============= ============== =============



*        Investment represents 5% or more of the Plan's net assets.



                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1997


                                                   Putnam         Putnam        MCI
                                                     New         Balanced      Common     Participant
                                                Opportunities   Retirement      Stock        Loans          Total
                                                ------------- ------------- ------------- ------------ ----------------
              ASSETS
              ------
Employer contribution receivable                $          0  $          0  $         18  $         0  $            18
Other receivables                                     12,876             0            32            0           33,376
                                                ------------- ------------- ------------- ------------ ----------------
    Total receivables                                 12,876             0            50            0           33,394

Non-interest bearing cash                              4,243           502             0            0            5,371

Investments, at fair value:
  Common stock                                             0             0    74,543,884 *          0       74,543,884
  Common/collective trusts                                 0             0         1,783            0        1,300,680
  Registered investment companies                  8,204,314 *   6,065,085             0            0       45,972,722
  Participant loans                                        0             0             0    5,674,594        5,674,594

Investments, at contract value:
  Value of guaranteed investment contracts                 0             0             0            0       13,862,314
                                                ------------- ------------- ------------- ------------ ----------------
Total assets                                       8,221,433     6,065,587    74,545,717    5,674,594      141,392,959
                                                ------------- ------------- ------------- ------------ ----------------

            LIABILITIES
            -----------

Operating payables                                       171            78            58             0           8,183
                                                ------------- ------------- ------------- ------------- ---------------

Net assets available for benefits               $  8,221,262  $  6,065,509  $ 74,545,659  $  5,674,594  $  141,384,776
                                                ============= ============= ============= ============= ===============



*  Investment represents 5% or more of the Plan's net assets.


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1996

                                                         EuroPacific     Dreyfus       Putnam        Stable
                                                           Growth       Basic 500      Voyager       Asset
                                                            Fund       Stock Index      Fund          Fund
                                                        ------------- ------------- ------------- -------------
              ASSETS
              ------
Contributions receivable:
  Participant                                            $        89  $        52  $         117  $        117
  Employer                                                         0            0              0             0
Other receivables                                              1,375        1,923          6,553       961,312
                                                         ------------ ------------ -------------- -------------
    Total receivables                                          1,464        1,975          6,670       961,429

Non-interest bearing cash                                          0            0              1        83,936

Investments, at fair value:
  Common stock                                                     0             0             0             0
  Common/collective trusts                                        26         3,103           427       285,211
  Registered investment companies                          2,910,068     8,854,641 *  12,133,001 *           0
  Participant loans                                                0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0             0             0    12,757,728 *
                                                        ------------- ------------- ------------- ------------
Total assets                                               2,911,558     8,859,719    12,140,099    14,088,304
                                                        ------------- ------------- ------------- ------------

            LIABILITIES
            -----------

Operating payables                                             3,717         1,981         6,670        33,382
                                                        ------------- ------------- ------------- ------------

Net assets available for benefits                        $ 2,907,841  $  8,857,738  $ 12,133,429  $ 14,054,922
                                                        ============= ============= ============= =============


*        Investment represents 5% or more of the Plan's net assets.



                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                               DECEMBER 31, 1996

                                                     Putnam         Putnam         MCI
                                                       New         Balanced       Common     Participant
                                                  Opportunities   Retirement       Stock        Loans         Total
                                                  ------------- ------------- -------------- ------------ -------------
              ASSETS
              ------
Contributions receivable:
  Participant                                     $        199  $        114  $         147  $         0  $        836
  Employer                                                   0             0            508            0           508
Other receivables                                          639            52         25,658            0       997,512
                                                   ------------ ------------- -------------- ------------ -------------
    Total receivables                                      838           166         26,313            0       998,856

Non-interest bearing cash                                    0             0              0            0        83,937

Investments, at fair value:
  Common stock                                               0             0     52,144,009 *          0    52,144,009
  Common/collective trusts                               5,064           601          1,249            0       295,681
  Registered investment companies                    6,084,956 *   3,887,359              0            0    33,870,025
  Participant loans                                          0             0              0    5,028,114     5,028,114

Investments, at contract value:
  Value of guaranteed investment contracts                   0             0              0            0    12,757,728
                                                   ------------ ------------- -------------- ------------ -------------
Total assets                                         6,090,858     3,888,126     52,171,571    5,028,114   105,178,349
                                                   ------------ ------------- -------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                                         830           166              9            0        46,755
                                                   ------------ ------------- -------------- ------------ -------------

Net assets available for benefits                  $ 6,090,028  $  3,887,960  $  52,171,562  $ 5,028,114  $105,131,594
                                                   ============ ============= ============== ============ =============


*  Investment represents 5% or more of the Plan's net assets.




                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                 EuroPacific    Dreyfus        Putnam       Stable        Putnam
                                                   Growth      Basic 500       Voyager      Asset          New
                                                    Fund      Stock Index       Fund         Fund      Opportunities
ADDITIONS                                      ------------- ------------- ------------- ------------ --------------
Contributions:
  Participants                                 $  1,140,523  $  1,856,322  $  2,763,793  $  2,025,825  $  2,357,639
  Non-cash employer                                       0             0             0             0             0
  Rollovers                                          60,331       190,095       136,780        94,156       100,491
  Transfers from ESOP                                    77             0             0             0             0
                                               ------------- ------------- ------------- ------------- -------------
    Total contributions                           1,200,931     2,046,417     2,900,573     2,119,981     2,458,130
                                               ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                           0             0             0             0             0
  Interest on guaranteed investment contracts             0             0             0       837,471             0
  Dividends on common stock                               0             0             0             0             0
  Net realized gain on sale of common stock               0             0             0             0             0
  Unrealized appreciation of common stock                 0             0             0             0             0
  Net realized/unrealized gain from registered
    investment companies                            253,449     2,794,951     2,703,119             0     1,296,267
                                               ------------- ------------- ------------- ------------- -------------
    Total earnings on investments                   253,449     2,794,951     2,703,119       837,471     1,296,267
                                               ------------- ------------- ------------- ------------- -------------
Total additions                                   1,454,380     4,841,368     5,603,692     2,957,452     3,754,397
DEDUCTIONS
Participant benefit payments                        218,583       534,720       837,695     1,340,585       496,749
Account maintenance fees                              2,039         3,738         6,159         6,736         3,566
                                               ------------- ------------- ------------- ------------- -------------
Net increase (decrease)                           1,233,758     4,302,910     4,759,838     1,610,131     3,254,082

Transfers from (to):
  Other master trust investment accounts            (98,140)      838,774    (1,236,269)     (361,278)     (701,404)
  Net loans                                         (40,144)     (134,923)     (219,029)     (204,654)      (70,638)
  Western Union International Collectively
    Bargained Plan                                        0        22,453        79,364        90,819         6,361
  MCI 401(k) Plan for Exempt Employees             (295,566)     (818,520)   (1,287,961)     (913,530)     (600,134)
  Other non-related plans                           128,900       271,472       317,005       878,412       242,967

Net assets available for benefits,
  beginning of year                               2,907,841     8,857,738    12,133,429    14,054,922     6,090,028
                                               ------------- ------------- ------------- ------------- -------------
Net assets available for benefits,
  end of year                                  $  3,836,649  $ 13,339,904  $ 14,546,377  $ 15,154,822  $  8,221,262
                                               ============= ============= ============= ============= =============


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                  Putnam         MCI
                                                 Balanced       Common     Participant
                                                Retirement      Stock         Loans          Total
ADDITIONS                                     ------------- ------------- ------------- ---------------
Contributions:
  Participants                                $  1,462,415  $  5,416,957  $          0  $   17,023,474
  Non-cash employer                                      0     8,218,103             0       8,218,103
  Rollovers                                        138,251       294,598             0       1,014,702
  Transfers from ESOP                                    0        35,678             0          35,755
                                              ------------- ------------- ------------- ---------------
    Total contributions                          1,600,666    13,965,336             0      26,292,034
                                              ------------- ------------- ------------- ---------------
Earnings on investments:
  Interest on participant loans                          0             0       394,637         394,637
  Interest on guaranteed investment contracts            0             0             0         837,471
  Dividends on common stock                              0        87,670             0          87,670
  Net realized gain on sale of common stock              0       435,539             0         435,539
  Unrealized appreciation of common stock                0    16,851,632             0      16,851,632
  Net realized/unrealized gain from registered
    investment companies                           757,893             0             0       7,805,679
                                              ------------- ------------- ------------- ---------------
     Total earnings on investments                 757,893    17,374,841       394,637      26,412,628
                                              ------------- ------------- ------------- ---------------
Total additions                                  2,358,559    31,340,177       394,637      52,704,662

DEDUCTIONS
Participant benefit payments                       351,343     4,274,890       604,095       8,658,660
Account maintenance fees                             2,923        16,331             0          41,492
                                              ------------- ------------- ------------- ---------------
Net increase (decrease)                          2,004,293    27,048,956      (209,458)     44,004,510

Transfers from (to):
  Other master trust investment accounts           384,431     1,173,886             0               0
  Net loans                                        (56,339)     (589,856)    1,315,583               0
  Western Union International Collectively
    Bargained Plan                                       0        73,479         2,652         275,128
  MCI Plan for Exempt Employees                   (424,782)   (5,598,912)     (580,927)    (10,520,332)
  Other non-related plans                          269,946       266,544       118,630       2,493,876

Net assets available for benefits,
  beginning of year                              3,887,960    52,171,562     5,028,114     105,131,594
                                              ------------- ------------- ------------- ---------------
Net assets available for benefits,
  end of year                                 $  6,065,509  $ 74,545,659  $  5,674,594  $  141,384,776
                                              ============= ============= ============= ===============



                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                EIN: 52-0886267
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                  EuroPacific    Dreyfus       Putnam        Stable        Putnam
                                                    Growth      Basic 500      Voyager       Asset          New
                                                     Fund      Stock Index      Fund          Fund      Opportunities
ADDITIONS                                       ------------- ------------- ------------- ------------- -------------
Contributions:
  Participants                                  $  1,094,938  $  1,600,956  $  3,089,772  $  2,275,487  $  2,316,168
  Non-cash employer                                        0             0             0             0             0
  Rollovers                                           36,129        38,143       116,417        77,412        77,277
  Transfers from ESOP                                  2,422         4,135        24,742        48,928        52,476
                                                ------------- ------------- ------------- ------------- -------------
    Total contributions                            1,133,489     1,643,234     3,230,931     2,401,827     2,445,921
                                                ------------- ------------- ------------ -------------- -------------
Earnings on investments:
  Interest on participant loans                            0             0             0             0             0
  Interest on guaranteed investment contracts              0             0             0       930,446             0
  Dividends on common stock                                0             0             0             0             0
  Net realized gain on sale of common stock                0             0             0             0             0
  Unrealized appreciation of common stock                  0             0             0             0             0
  Net realized/unrealized gain from registered
    investment companies                             401,267     1,589,587     1,266,501             0       297,906
                                                ------------- ------------- ------------- ------------- -------------
    Total earnings on investments                    401,267     1,589,587     1,266,501       930,446       297,906
                                                ------------- ------------- ------------- ------------- -------------
Total additions                                    1,534,756     3,232,821     4,497,432     3,332,273     2,743,827

DEDUCTIONS

Participant benefit payments                         159,943       465,916       950,717     1,565,643       334,525
Account maintenance fees                               1 857         3,829         7,387         9,370         3,254
                                                ------------- ------------- ------------- ------------- -------------
Net increase                                       1,372,956     2,763,076     3,539,328     1,757,260     2,406,048

Transfers from (to):
  Other master trust investment accounts             (62,133)     (235,482)     (193,351)     (586,094)      848,539
  Net loans                                          (49,274)     (155,189)     (358,363)     (379,240)      (77,620)
  Western Union International Collectively
    Bargained Plan                                        51         2,390         2,200           615            88
  MCI 401(k) Plan for Exempt Employees              (234,530)     (287,384)      753,759     3,210,216      (390,821)

Net assets available for benefits,
  beginning of year                                1,880,771     6,770,327     8,389,856    10,052,165     3,303,794
                                                ------------- ------------- ------------- ------------- -------------
Net assets available for benefits,
  end of year                                   $  2,907,841  $  8,857,738  $ 12,133,429  $ 14,054,922  $  6,090,028
                                                ============= ============= ============= ============= =============


                                                                         MCI COMMUNICATIONS CORPORATION
                                                                      401(k) PLAN FOR NON-EXEMPT EMPLOYEES
                                                                                (EIN: 52-0886267
                                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                   Putnam         MCI
                                                  Balanced       Common     Participant
                                                 Retirement      Stock         Loans         Total
ADDITIONS                                      ------------- ------------- ------------- -------------
Contributions:
  Participants                                 $  1,310,492  $  3,236,416  $          0  $ 14,924,229
  Non-cash employer                                       0     7,469,320             0     7,469,320
  Rollovers                                         129,112        49,608             0       524,098
  Transfers from ESOP                                17,800        27,867             0       178,370
                                               ------------- ------------- ------------- -------------
    Total contributions                           1,457,404    10,783,211             0    23,096,017
                                               ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                           0             0       349,003       349,003
  Interest on guaranteed investment contracts             0             0             0       930,446
  Dividends on common stock                               0        79,756             0        79,756
  Net realized gain on sale of common stock               0       195,393             0       195,393
  Unrealized appreciation of common stock                 0     9,887,614             0     9,887,614
  Net realized/unrealized gain from registered
    investment companies                            422,250             0             0     3,977,511
                                               ------------- ------------- ------------- -------------
     Total earnings on investments                  422,250    10,162,763       349,003    15,419,723
                                               ------------- ------------- ------------- -------------
Total additions                                   1,879,654    20,945,974       349,003    38,515,740

DEDUCTIONS

Participant benefit payments                        285,381     3,427,564       349,281     7,538,970
Account maintenance fees                              2,429        14,187             0        42,313
                                               ------------- ------------- ------------- -------------
Net increase                                      1,591,844    17,504,223          (278)   30,934,457

Transfers from (to):
  Other master trust investment accounts             48,422       180,099             0             0
  Net loans                                         (47,079)     (399,469)    1,466,234             0
  Western Union International Collectively
    Bargained Plan                                       29         2,371             0         7,744
  MCI Plan for Exempt Employees                      (9,645)    6,269,105     1,083,900    10,394,600

Net assets available for benefits,
  beginning of year                               2,304,389    28,615,233     2,478,258    63,794,793
                                               ------------- ------------- ------------- -------------
Net assets available for benefits,
  end of year                                  $  3,887,960  $ 52,171,562  $  5,028,114  $105,131,594
                                               ============= ============= ============= =============


NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1997 and 1996, the Plan held 1,880,105 and 1,595,520 shares of MCI Communications Corporation Common Stock at fair market values of $80,491,984 and $52,153,560, respectively. Of these shares, 218,773 and 275,777 were contributed by the Company during the Plan years ended December 31, 1997 and 1996, respectively, as the Company's matching contributions. As of December 31, 1997 and 1996, the Plan's benefit claims payable were $18,888,257 and $11,755,110, respectively, which include 209,281 and 156,894 shares of MCI Communications Corporation Common Stock at fair market values of $8,959,851 and $5,128,464, respectively. Net assets include account balances of participants who have terminated from the Company and have not received a distribution as of year end.

NOTE 6 - TRANSFER OF ASSETS TO (FROM) THE PLAN

During the years ended December 31, 1997 and 1996, certain participants transferred between the Plan and the Exempt Plan. During the Plan year ended December 31, 1997, assets valued at $10,520,332 were transferred from the Plan, including 165,942 shares of MCI Communications Corporation Common Stock at a fair value of $5,598,912. During the year ended December 31, 1996, assets valued at $10,394,600 were transferred to the Plan, including 235,152 shares of MCI Communications Corporation Common Stock at a fair value of $6,269,105.

During the years ended December 31, 1997 and 1996, certain participants transferred between the Plan and the Western Union International 401(k) Plan for Collectively Bargained Employees. During the year ended December 31, 1997 and 1996, assets valued at $275,128 and $7,744, respectively including 1,878 and 86 shares of MCI Communications Corporation Common Stock at a fair value of $73,479 and $2,371, respectively, were transferred to the Plan.

Effective June 23, 1997, assets valued at $575,736 were transferred to the Plan from the Apple Computer, Inc. Savings and Investment Plan (the "Apple Plan"). These assets represent the account balances of participants of the Apple Plan who were accepted into the Plan and became employees of MCI Systemhouse

("MCIS"), a subsidiary of MCI Telecommunications Corporation which is a wholly-owned subsidiary of the Company, pursuant to a contractual outsourcing agreement between MCIS and Apple Computer, Inc.

Effective December 8, 1997, assets valued at $1,918,140 were transferred to the Plan from the California State Automobile Association IIB Autosave Plan (the "CSAA Plan"). These assets represent the account balances of participants of the CSAA Plan who were accepted into the Plan and became employees of MCIS pursuant to a contractual outsourcing agreement between MCIS and the California State Automobile Association.


NOTE 7 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part II of the MCI Communications Corporation ESOP and 401(k) for Non-Exempt Employees. The Plan, as amended through January 24, 1995, has been determined by letter dated January 31, 1996, by the IRS to be qualified under Section 401 of the Internal Revenue Code. The Plan administrator believes the Plan is currently being operated in a manner designed to maintain its tax-qualified status. In addition, the Company will apply for and expects to receive a new determination letter covering the Plan, as restated.


NOTE 8 - MCI WORLDCOM MERGER AGREEMENT

Effective November 9, 1997, MCI Communications Corporation (the "Company") entered into an Agreement and Plan of Merger (the MCI WorldCom Merger Agreement) with WorldCom, Inc. ("WorldCom") a Georgia corporation, and TC Investments Corporation ("Merger Sub") a Delaware corporation and a wholly-owned subsidiary of WorldCom, pursuant to which the Company will merge with and into Merger Sub (the "Merger"). As a result of the Merger, (a) each outstanding share of the Company's common stock, par value $.10 per share, (other than shares owned by WorldCom or Merger Sub or held by the Company) will be converted into the right to receive that number of shares of WorldCom common stock, par value $.01 per share, equal to the quotient determined by dividing $51.00 by the average of the high and low sale prices of WorldCom common stock as reported on the NASDAQ National Market on each of the 20 consecutive trading days ending with the third trading day immediately preceding the effective time of the Merger (the "Exchange Ratio"), provided that the Exchange Ratio shall not be less than 1.2439 or greater than 1.7586; and (b) each outstanding share of the Company's Class A common stock shall be converted into the right to receive $51.00 in cash, without interest thereon. On March 11, 1998, the stockholders of the Company and shareholders of WorldCom approved the Merger. The Merger will be accounted for as a purchase in accordance with generally accepted accounting principles.

Concurrent with the MCI WorldCom Merger Agreement, the Company, WorldCom and British Telecommunications, plc ("BT") entered into an agreement (the "BT Termination Agreement") whereby (i) the Agreement and Plan of Merger, dated as of November 3, 1996, as last amended on August 21, 1997 (the MCI BT Merger Agreement), among the Company, BT and Tadworth Corporation was terminated; (ii) WorldCom agreed to pay BT a fee of $450 million and expenses not in excess of $15 million in order to induce BT to waive its rights under and agree to terminate, the MCI BT Merger Agreement; (iii) BT agreed to support and vote its shares of Class A common stock in favor of the Merger; and (iv) BT agreed to exercise its call option to acquire the Company's share in Concert Communications Services ("Concert CS") immediately following the effective time of the Merger. The Company will be a distributor of Concert CS services on a nonexclusive basis to customers in the U.S. for at least two years and as many as five years following BT's exercise of its call option.


NOTE 9 - SUBSEQUENT EVENTS

Effective January 1, 1998, eligible employees under the Plan may elect to defer up to 20% of eligible compensation on a pre-tax basis to be contributed to the Plan by the Company on behalf of such employees. Additionally, the Plan will provide for the automatic distribution in a lump sum of terminated participant accounts with a vested balance of $5,000 or less.


                                                                                               SCHEDULE I

                                           MCI COMMUNICATIONS CORPORATION
                                          DEFINED CONTRIBUTION MASTER TRUST
                             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 1997

                                                                                                    CURRENT
                                                           NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                        OF SHARES            COST                12/31/97
------------------                                        ---------        ------------          ------------

LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 6% - 11%)                      $          0           $ 32,237,962
      (maturities range 1998-2012)                                                                ------------

INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                       10,842,931            10,842,931
                                                                                                 ------------

INTEREST IN REGISTERED INVESTMENT
  COMPANIES

     EuroPacific Growth Fund                              1,546,250          39,071,848            40,233,423
  *  Dreyfus Basic 500 Stock Index Fund                   6,269,163          87,196,064           128,956,690
  *  Putnam Voyager Fund                                  9,718,402         137,068,715           185,135,550
  *  Putnam New Opportunities Fund                        1,924,959          75,559,675            93,649,233
  *  Putnam Balanced Retirement Fund                      5,716,666          59,525,072            62,254,492
                                                                                                 ------------
     Total investment in registered
       investment companies                                                                       510,229,388
                                                                                                 ------------

GUARANTEED INVESTMENT CONTRACTS **
  Stable Asset Fund

     AIG Life Insurance (6.53% Matures 3/31/02)                               5,323,731             5,323,731
     AIG Life Insurance (7.00% Matures 6/3/02)                                3,155,722             3,155,722
     Aetna Life Insurance (6.63% Matures 6/30/00)                            21,652,482            21,652,482
     Allstate Life Insurance (5.90% Matures 7/1/98)                           6,856,228             6,856,228
     Allstate Life Insurance (5.90% Matures 6/30/01)                          2,000,314             2,000,314
     Canada Life Assurance Company (7.30% Matures 7/1/02)                     5,256,848             5,256,848
     Continental Assurance Company (6.78% Matures 4/2/01)                     3,133,924             3,133,924
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)              15,409,255            15,409,255
     Life of Virginia (6.28% Matures 8/15/01)                                 5,053,558             5,053,558
     New York Life Insurance (6.82% Matures 3/31/98)                          3,174,974             3,174,974
     New York Life Insurance (8.08% Matures 12/31/99)                         3,156,159             3,156,159
     Pacific Mutual Life Insurance (7.30% Matures 12/31/01)                   4,981,496             4,981,496
     Pacific Mutual Life Insurance (7.36% Matures 12/31/01)                   4,333,876             4,333,876
     Peoples Security Insurance Company (5.72% Matures  6/30/94)              3,500,453             3,500,453
     Peoples Security Insurance Company (5.86% Matures 3/31/98)               3,367,299             3,367,299
     Peoples Security Insurance Company (6.32% Matures 2/17/03)               4,013,633             4,013,633
     Principal Mutual Life Insurance (6.60% Matures  4/02/07)                 3,409,732             3,409,732
     Principal Mutual Life Insurance (6.78% Matures  12/16/07)                4,081,625             4,081,625
     Protective Life Insurance (6.57% Matures 10/2/00)                        3,049,036             3,049,036
     Prudential Life Insurance (7.00% Matures 9/30/98)                        3,225,446             3,225,446
     Security Life of Denver (6.74% Matures 9/16/02)                          4,124,942             4,124,942
     TransAmerica Life Insurance (5.60% Matures 6/30/95)                      1,713,081             1,713,081
     TransAmerica Life Insurance (7.25% Matures 12/31/98)                     2,714,130             2,714,130
                                                                                                 ------------
     Total guaranteed investment contracts                                                        116,687,944
                                                                                                 ------------

COMMON STOCK

  *  MCI Communications Corporation                       13,220,260        322,843,184           565,998,991
                                                                                                 ------------

     TOTAL INVESTMENTS                                                                         $1,236,097,216
                                                                                               ==============

  *  Denotes a party-in-interest

  ** Current value is considered to be contract value.

                                                                                                                        SCHEDULE II
                                                               MCI COMMUNICATIONS CORPORATION
                                                              DEFINED CONTRIBUTION MASTER TRUST
                                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                            FOR THE YEAR ENDED DECEMBER 31, 1997

Transactions or series of transactions exceeding 5% of the beginning fair values of master  trust  assets for the plan year  January 1, 1997 to December 31, 1997 are  considered  reportable  transactions.  Fair  value at  January  1,  1997 is
$820,069,314. Five percent (5%) of fair value is $41,003,465.
 Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
--------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------
        * Putnam New               $ 42,964,423                                          $ 42,964,423    $ 42,964,423  $        0
            Opportunities Fund    (118 purchases)
        * Putnam New                               $ 14,437,422                          $ 12,282,409    $ 14,437,422  $2,152,013
            Opportunities Fund                      (137 sales)
        * Putnam Voyager Fund      $ 56,449,333                                          $ 56,449,333    $ 56,449,333  $        0
                                  (104 purchases)
        * Putnam Voyager Fund                      $ 29,583,046                          $ 21,935,279    $ 29,583,046  $7,647,767
                                                    (153 sales)
        * MCI Common Stock Fund    $ 60,572,087                                          $ 60,572,087    $ 60,572,087  $        0
                                 (153 deliveries)
        * MCI Common Stock Fund                    $150,691,965                          $150,691,965    $150,691,965  $        0
                                                    (365 receipts)
          Stable Asset Fund        $ 12,500,000                                          $ 12,500,000    $ 12,500,000  $        0
                                  (5 purchases)
          Stable Asset Fund                        $ 10,620,272                          $ 10,620,272    $ 10,620,272  $        0
                                                    (5 sales)
        *  Mellon Bank Temporary   $121,657,362                                          $121,657,362    $121,657,362  $        0
            Investment Fund       (567 purchases)
        *  Mellon Bank Temporary                   $112,968,133                          $112,968,133    $112,968,133  $        0
            Investment Fund                         (447 sales)

   *  Denotes a party-in-interest

                                                     SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MCI COMMUNICATIONS  CORPORATION
                                                      401(k) PLAN FOR NON-EXEMPT
                                                 EMPLOYEES -  PART II OF THE MCI
                                                COMMUNICATIONS  CORPORATION ESOP
                                                  AND 401(k) PLAN FOR NON-EXEMPT
                                                                       EMPLOYEES


Date:  June 26, 1998                         By:David M. Case
                                             ------------------------------
                                             David M. Case
                                             Vice President
                                             MCI Telecommunications Corporation